Exhibit 4

DESCRIPTION OF REGISTERED SECURITIES

The following is a summary of certain material information concerning Matson, Inc.’s (“Matson” or the “Company”) capital stock.  Except as expressly noted, the following summary is based on the provisions of the Hawaii Business Corporation Act (the “HBCA”), Matson’s Amended and Restated Articles of Incorporation (the “Charter”) and Matson’s Amended and Restated Bylaws.  This description does not purport to be complete and is qualified in its entirety by reference to the full text of the HBCA as it may be amended from time to time, and to the terms of Matson’s Charter and Bylaws, as each may be amended from time to time and filed as exhibits to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

General

The authorized capital of Matson is 150,000,000 shares of common stock, without par value.  Matson does not have any authorized preferred stock or any other class of capital stock other than common stock.

Common Stock

Dividends and Distributions.  The holders of outstanding shares of Matson common stock are entitled to ratably receive dividends and other distributions out of assets legally available at times and in amounts as the Board of Directors of the Company may determine from time to time.  The dividend and distribution rights of the shares of Matson common stock are subject to the Maritime Restrictions described below.

Liquidation Rights.  If Matson is liquidated, dissolved or wound up, voluntarily or involuntarily, holders of Matson’s common stock are entitled to share ratably in all assets of Matson available for distribution to Matson’s shareholders, subject to the Maritime Restrictions described below.

Voting Rights.  Holders of Matson common stock are entitled to one vote per share on all matters to be voted upon by shareholders.  The voting rights are subject to the Maritime Restrictions as described below.  There are no cumulative voting rights.  Shareholders entitled to vote at a meeting of shareholders may vote by proxy.

Other.  There are no preemption, redemption, sinking fund or conversion rights applicable to Matson common stock except with respect to the Maritime Restrictions, as described below, and except as described below under “— Antitakeover Effects under Organizational Documents and Certain Hawaii Laws.”

Maritime Restrictions

Matson’s Charter subjects the shares of Matson common stock to certain transfer and ownership restrictions, referred to as “Maritime Restrictions,” designed to prevent certain situations from occurring that could jeopardize the Company’s eligibility as a U.S. citizen under the Jones Act and, therefore, the Company’s ability to engage in the transportation of merchandise and passengers for hire in U.S. territorial waters, referred to as the “Coastwise Trade.”  The following summary of the Maritime Restrictions is qualified in its entirety by reference to the full text of Matson’s Charter.

1.	General

In order to protect Matson’s ability to register vessels in the U.S. under the applicable U.S. maritime and vessel documentation laws and operate those vessels in Coastwise Trade, Matson’s Charter limits the aggregate ownership (record or beneficial) or control of shares of Matson common stock by non‑U.S. citizens (as such term is determined by the applicable U.S. maritime and vessel documentation laws for purposes of Coastwise Trade) to 22% of the total issued and outstanding shares.  We refer to such percentage limitation on foreign ownership of shares of Matson common stock as the “Maximum Permitted Percentage” and any such shares owned by non-U.S. citizens in excess of the Maximum Permitted Percentage as “Excess Shares.”  To the extent the applicable U.S. maritime and vessel documentation laws are amended to change the legal foreign ownership maximum percentage, Matson’s Charter provides that the Maximum Permitted Percentage will automatically be changed to a percentage that is three percentage points lower than the legal foreign ownership maximum percentage, as amended.  In addition, Matson’s Charter provides that a person will not be deemed to be a “record owner,” “beneficial owner” or “controller” of shares of Matson common stock if the Board of Directors of Matson determines, in good faith, that such person is not an owner of such shares in accordance with and for the purposes of the applicable U.S. maritime and vessel documentation laws.

2.	Restriction on Transfers of Excess Shares

Matson’s Charter provides that any purported transfer of any shares of Matson common stock that would result in the aggregate ownership of shares of Matson common stock by non-U.S. citizens in excess of the Maximum Permitted Percentage will be void and ineffective, and neither Matson nor its transfer agent will register any such purported transfer on the stock transfer records of Matson or recognize any such purported transferee as a shareholder of Matson for any purpose (including for purposes of voting, dividends and distributions), except to the extent necessary to effect the remedies available to Matson under Matson’s Charter as described under “—3. Additional Remedies for Exceeding the Maximum Permitted Percentage” and “—4. Redemption of Excess Shares” below).

3.	Additional Remedies for Exceeding the Maximum Permitted Percentage

In the event such restrictions voiding purported transfers would be ineffective for any reason, Matson’s Charter provides that if any transfer (a “Proposed Transfer”) to a transferee (a “Proposed Transferee”) would otherwise result in the ownership by non-U.S. citizens of an aggregate number of shares of Matson common stock in excess of the Maximum Permitted Percentage, such Excess Shares will automatically be transferred to a trust for the exclusive benefit of one or more charitable beneficiaries that are U.S. citizens.  The Proposed Transferee will not acquire any rights in the Excess Shares transferred into the trust.

Matson’s Charter also provides that the above trust transfer provisions apply to (i) any change in the status (a “Status Change” of an owner of shares of Matson common stock from a U.S. citizen to a non-U.S. citizen (a “Disqualified Person”) that results in non-U.S. citizens, in the aggregate, owning shares of Matson common stock in excess of the Maximum Permitted Percentage and (ii) any issuance of shares of Matson common stock (a “Deemed Original Issuance” and, together with a Proposed Transfer and a Status Change, each, a “Restricted Event”) to a non-U.S. citizen (a “Disqualified Recipient” and, together with a Proposed Transferee and Disqualified Person, a “Restricted Person”) that would result in non-U.S. citizens, in the aggregate, owning shares of Matson common stock in excess of the Maximum Permitted Percentage.

The automatic transfer will be deemed to be effective as of immediately before the consummation of the Restricted Event.  Shares of Matson common stock held in the trust will remain issued and outstanding shares.  Any Restricted Person will not profit from ownership of any shares of Matson common stock held in the trust, will have no rights to dividends or distributions and will have no rights to vote or other rights attributable to the shares of Matson common stock held in the trust.  The trustee of the trust, who will be a U.S. citizen chosen by Matson and unaffiliated with Matson or any owner of such Excess Shares, will have all voting rights and rights to dividends or other distributions with respect to Excess Shares held in the trust.  The trustee of the trust may rescind as void any vote given by a holder with respect to Excess Shares and revoke any proxy given by such holder with respect to Excess Shares and recast such vote or resubmit such proxy for the benefit of the charitable beneficiary of such trust, unless prohibited from doing so by applicable law or Matson has already taken corporate action in respect of which such vote was cast or proxy was given.  These rights will be exercised by the trustee of the trust for the exclusive benefit of the charitable beneficiary of such trust.  In each case, any dividend or distribution authorized and paid by Matson to a Restricted Person with respect to such Restricted Person’s Excess Shares after the automatic transfer of such Excess Shares into a trust must be paid by the Restricted Person to the trustee.  Any dividend or distribution authorized with respect to any Excess Shares after the automatic transfer of such Excess Shares into the trust but unpaid will be paid when due to the trustee.  Any dividend or distribution paid to the trustee will be held in trust for distribution to the charitable beneficiary.  The amount of any such dividends or distribution received by a Restricted Person with respect to Excess Shares and not paid to the trustee may be withheld by the trustee from the proceeds of the sale of such Excess Shares remitted to such Restricted Person (as further described below).

Within 20 days of receiving notice from Matson that shares of Matson common stock have been transferred to the trust, the trustee will sell the shares to a U.S. citizen designated by the trustee (or to Matson in accordance with the procedures described below).  Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the proceeds of the sale (net of broker’s commissions and other selling expenses, applicable taxes and other costs and expenses of the trust) to the Restricted Person and to the charitable beneficiary as follows:

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In the case of Excess Shares transferred into the trust as a result of a Proposed Transfer, the Proposed Transferee will receive the lesser of (i) the price paid by the Proposed Transferee for the shares or, if the Proposed Transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the fair market value (determined in accordance with the formula set forth in Matson’s Charter) of the shares on the date of the Proposed Transfer (the “Proposed Transfer Price”) and (ii) the price received by the trustee from the sale of the shares.

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In the case of Excess Shares transferred into the trust as a result of a Status Change, the Disqualified Recipient will receive the lesser of (i) the fair market value (determined in accordance with the formula set forth in Matson’s Charter) of the shares on the date of the Status Change (the “Status Change Price”) and (ii) the price received by the trustee from the sale of the shares.

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In the case of Excess Shares transferred into the trust as a result of a Deemed Original Issuance , the Disqualified Recipient will receive the lesser of (i) the price paid by the Disqualified Recipient for the shares or, if the Disqualified Recipient did not give value for the shares in connection with the Deemed Original Issuance, the fair market value (determined in accordance with the formula set forth in Matson’s Charter) of the shares on the date of the Deemed Original Issuance (the “Deemed Original Issuance Price”) and (ii) the price received by the trustee from the sale of the shares.

Any net sale proceeds in excess of the amount payable to the Restricted Person will be promptly paid to the charitable beneficiary.  If such shares are sold by the Restricted Person prior to Matson’s discovery that shares should have been transferred to the trust, then (i) the shares will be deemed to have been sold on behalf of the trust and (ii) to the extent that the Restricted Person received an amount for the shares that exceeds the amount such Restricted Person was entitled to receive, the excess will be paid to the trustee upon demand.

In addition, shares of Matson common stock held in the trust will be deemed to have been offered for sale to Matson at a price per share equal to the lesser of (i) the fair market value (determined in accordance with the formula set forth in Matson’s Charter) on the date Matson accepts the offer and (ii) the Proposed Transfer Price, the Status Change Price or the Deemed Original Issuance Price, as the case may be, of such Excess Shares.  Matson will have the right to accept the offer until the trustee has sold the shares.  Upon a sale to Matson, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute to the Restricted Person the portion of the net proceeds from the sale due to the Restricted Person and pay the remainder, if any, to the charitable beneficiary of the trust.

4.	Redemption of Excess Shares

To the extent that the above trust transfer provisions would be ineffective for any reason (for example, if a court determines that such provisions may not operate as intended), Matson’s Charter provides that, to prevent the percentage of aggregate shares of Matson common stock owned by non-U.S. citizens from exceeding the Maximum Permitted Percentage, Matson, by action of its Board of Directors, in its sole discretion, will have the power (but not the obligation) to redeem all or any portion of such Excess Shares, unless such redemption is not permitted under applicable law.

Until such Excess Shares are redeemed, the Restricted Persons owning such shares will not be entitled to any voting rights with respect to such shares and Matson will pay any dividends or distributions with respect to such shares into an escrow account.  Full voting, distribution and dividend rights will be restored to such Excess Shares (and any dividends or distributions paid into an escrow account will be paid to holders of record of such shares), promptly after the time and to the extent the Board of Directors determines that such shares no longer constitute Excess Shares, unless such shares have already been redeemed by Matson.

If the Board of Directors of Matson determines to redeem Excess Shares, the redemption price of such Excess Shares will be an amount equal to (i) the lesser of (A) the fair market value (determined in accordance with the formula set forth in Matson’s Charter) on the redemption date and (B) the Proposed Transfer Price, the Status Change Price or the Deemed Original Issuance Price, as the case may be, of such Excess Shares, minus (ii) any dividends or distributions received by such Restricted Person with respect to such Excess Shares prior to and including the redemption date instead of being paid into the escrow account.  The Board of Directors of Matson may, in its discretion, pay the redemption price in cash or by the issuance of interest‑bearing promissory notes with a maturity of up to 10 years and bearing a fixed rate equal to the yield on the U.S. Treasury Note of comparable maturity.  Upon redemption, any dividends or distributions that have been paid into an escrow account with respect to such redeemed shares will be paid by the escrow agent for such account to a charitable organization that is a U.S. citizen designated by Matson, net of any taxes and other costs and expenses of the escrow agent.

5.	Permitted Actions by the Board of Directors Relating to the Maritime Restrictions

In addition to the foregoing restrictions, so that Matson may assure compliance with the applicable U.S. maritime and vessel documentation laws, Matson’s Charter authorizes its Board of Directors to effect any and all measures necessary or desirable (consistent with the provisions thereof) to fulfill the purpose of and to implement the Maritime Restrictions, including:

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obtaining, as a condition precedent to the transfer of shares of Matson common stock, a citizenship certification and any other documentation Matson or its transfer agent deems advisable from the transferee of such shares (and persons on whose behalf shares of Matson common stock are to be held);

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determining the citizenship of any owner of shares of Matson common stock and, in making such determination, relying upon the stock transfer records of Matson, the citizenship certificates and other documentation given by owners or their transferees and such other written statements and affidavits and such other proof as Matson may deem reasonable;

•	developing issuance, transfer, redemption, escrow and legend notice provisions and procedures regarding certificated and uncertificated shares of Matson common stock;

•	establishing and maintaining a dual stock certificate system under which different forms of certificates are issued to U.S. citizens and non-U.S. citizens; and

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mandating that all shares of Matson common stock issued by Matson include the legend specified in Matson’s Charter (or other appropriate legend reflecting the Maritime Restrictions) or, in the case of uncertificated shares, mandating that the record holder thereof be sent a written notice containing the information in the applicable legend within a reasonable time after the issuance or transfer thereof.

6.	Maritime Restrictions Severable

The Maritime Restrictions are intended to be severable.  If any one or more of the Maritime Restrictions is held to be invalid, illegal or unenforceable, Matson’s Charter provides that the validity, legality or enforceability of any other provision will not be affected.

7.	National Securities Exchange

In order for Matson to comply with any conditions to listing the shares of Matson common stock that may be specified by any applicable national securities exchange or automated inter-dealer quotation service, Matson’s Charter also provides that nothing therein, such as the provisions voiding transfers to non-U.S. citizens, will preclude the settlement of any transaction entered into through any such applicable national securities exchange or automated inter-dealer quotation service if such preclusion is prohibited by such exchange or quotation service.

Anti-Takeover Effects under Organizational Documents and Certain Hawaii Laws

Certain Provisions of Matson’s Organizational Documents

Certain provisions of Matson’s Charter and Amended and Restated Bylaws may delay or make more difficult unsolicited acquisitions or changes of control.  These provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control, although these proposals, if made, might be considered desirable by a majority of our shareholders.  These provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management without the concurrence of the Board of Directors.  These provisions include:

•	the availability of authorized but unissued shares of stock for issuance from time to time at the discretion of the Board of Directors;

•	all shareholder actions must be effected at a duly called meeting of shareholders or, as provided in Section 414-124 of the HBCA, by unanimous written consent; and

•	requirements for advance notice for raising business or making nominations at shareholders meetings.

Certain Provisions of the Hawaii Business Corporation Act and Other Hawaii Statutes

As a Hawaii corporation, the Company is governed by the HBCA and more broadly the HRS.  Under specified circumstances, the following provisions of the HRS may delay, prevent or make more difficult unsolicited acquisitions or changes of control.  These provisions also may have the effect of preventing changes in the management of the Company.  It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.

Control Share Acquisitions.  Under Chapter 414E of the HRS, a person or group who proposes to make a “control share acquisition” in an “issuing public corporation” must obtain approval of the acquisition, in the manner specified in Chapter 414E of the HRS, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, exclusive of the shares beneficially owned by the acquiring person, and must consummate the proposed control share acquisition within 180 days after shareholder approval.  If a control share acquisition is made without the requisite shareholder approval, unless the acquisition was approved by the Board, the statute provides that the shares acquired may not be voted for a period of one year from the date of acquisition, the shares will be nontransferable on the corporation’s books for one year after acquisition and the corporation, during the one-year period, has the right to call the shares for redemption either at the price at which the shares were acquired or at book value per share as of the last day of the fiscal quarter ended prior to the date of the call for redemption.

Under Chapter 414E of the HRS, “control share acquisition” means, subject to specified exceptions, the acquisition of shares of an issuing public corporation resulting in beneficial ownership of the acquiring person exceeding any of the following thresholds:

•	At least ten percent but less than twenty percent;

•	At least twenty percent but less than thirty percent;

•	At least thirty percent but less than forty percent;

•	At least forty percent but less than a majority; or

•	At least a majority.

An “issuing public corporation” means a corporation incorporated in Hawaii which has (i) 100 or more shareholders and (ii) its principal place of business or its principal office in Hawaii, or that has substantial assets located in Hawaii.

Consideration of Effects on Other Constituents.  Section 414-221 of the HBCA also provides that a director, in discharging his or her duties, may consider, in the director’s discretion:

•	the interests of the corporation’s employees, customers, suppliers, and creditors;
•	the economy of the State of Hawaii and the United States;
•	community and societal considerations, including, without limitation, the impact of any action upon the communities in or near which the corporation has offices or operations; and
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the long-term as well as short-term interests of the corporation and its shareholders, including, without limitation, the possibility that these interests may be best served by the continued independence of the corporation.

Corporate Take-Overs.  Chapter 417E of the HRS, the Hawaii Corporate Take-Overs Act (the “HCTA”), generally applies to take-over offers made to residents of the State of Hawaii.  Under the HCTA, no offeror may acquire from any Hawaii resident equity securities of a target company at any time within two years following the last purchase of securities pursuant to a take-over offer with respect to the same class of securities, including but not limited to acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization, or any other similar transaction, unless the holders of the equity securities are afforded, at the time of the acquisition, a reasonable opportunity to dispose of the securities to the offeror upon substantially equivalent terms as those provided in the earlier take-over offer.  The HCTA requires that any person making a covered take-over offer file a registration statement with the Hawaii Commissioner of Securities.

A “take-over offer” is an offer to acquire any equity securities of a target company from a Hawaii resident pursuant to a tender offer or request or invitation for tenders, if after such proposed acquisition the offeror would become the beneficial owner of more than 10% of any class of equity securities of a target company, or where an offeror that already owns more than 10% of any class of equity securities of the target company would increase its beneficial ownership by more than 5%.

A “target company” is an issuer of publicly traded equity securities that is organized under the laws of Hawaii or has at least 20% of its equity securities beneficially held by Hawaii residents and has substantial assets in Hawaii.

The HCTA does not apply if the offer has been approved in writing by the board of directors of the target company, if the offeror is the issuer of the securities, if the offeror does not acquire more than 2% of any class of equity securities of the issuer during the preceding 12 month period, or if the offer involves an exchange of securities that is registered under (or exempt from) the HCTA.